Exhibit (a)(5)(i)

Firsthand Technology Value Fund Announces
Commencement of Tender Offer

San Jose, CA, December 16, 2019 – Firsthand Technology Value Fund, Inc. (NASDAQ: SVVC) (the “Fund”), a publicly-traded venture capital fund that invests in technology and cleantech companies, announced the commencement of a “modified Dutch auction” tender offer (the “Tender Offer”) to purchase up to $4 million of its common stock at a price per share not less than $6.00 and not greater than $8.00 per share, in $0.10 increments.

The Tender Offer will commence today and will expire at 5:00 P.M. Eastern Standard Time on January 30, 2020, or on such later date to which the offer is extended. The Fund and Mr. Kevin Landis, the Chairman of the Board of Directors and Chief Executive Officer of the Fund (“Mr. Landis”, together with the Fund, the “Offerors”), will purchase up to $4 million of the Fund’s outstanding common shares for cash. If the Tender Offer is fully subscribed, the Fund and Mr. Landis will collectively purchase between 500,000 shares and 666,666 shares, or between 6.97% and 9.29%, respectively, of the Fund’s outstanding shares of its common stock.

“Our Board has made it a priority to enhance shareholder value by returning cash to shareholders as we achieve exits from portfolio holdings,” noted Kevin Landis, the Fund’s CEO and chairman of its Board of Directors. “We listened to shareholder inputs and determined that a modified Dutch auction approach is an efficient way to return a portion of the proceeds of our recent sales of Pivotal Systems and Revasum common stock.”

A “modified Dutch auction” tender offer allows shareholders to indicate how many shares and at what price within the range described above they wish to tender their shares. Based on the number of shares tendered and the prices specified by the tendering shareholders, the Fund will determine the lowest per-share price that will enable the purchase of up to $4 million of its common stock. The Tender Offer will not be conditioned upon any minimum number of shares of common stock being tendered. All shares accepted in the Tender Offer will be purchased at the same price even if tendered at a lower price. Additional term and conditions of the tender offer are set forth in the Fund’s tender offer materials, which will be distributed to the Fund’s shareholders.

While the Fund’s Board of Directors has authorized the Fund to make the tender offer, neither the Fund nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering any shares of common stock or as to the price or prices at which shareholders may choose to tender their shares. Shareholders must decide whether to tender their shares of common stock and, if so, how many shares to tender and at what price or prices to tender. In the future, the Fund’s Board of Directors may consider additional tender offers or other measures to enhance shareholder value based on a variety of factors, include the market price of the Fund’s common stock and its net asset value.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Tender Offer will be made only by a formal offer to purchase, a related letter of transmittal and other documents, which have been filed with the Securities and Exchange Commission as exhibits to the tender offer statement on Schedule TO. Common shareholders of the Fund should read the offer to purchase and tender offer statement on Schedule TO and related exhibits as they contain important information about the Tender Offer. The offer to purchase and related letter of transmittal are available free of charge at http://www.sec.gov and from the Fund by calling Georgeson LLC, the fund’s information for the Tender Offer at (888) 219-8320.

About Firsthand Technology Value Fund

Firsthand Technology Value Fund, Inc. is a publicly-traded venture capital fund that invests in technology and cleantech companies. More information about the Fund and its holdings can be found online at www.firsthandtvf.com.

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The Fund is a non-diversified, closed-end investment company that elected to be treated as a business development company under the Investment Company Act of 1940. The Fund’s investment objective is to seek long-term growth of capital. Under normal circumstances, the Fund will invest at least 80% of its total assets for investment purposes in technology and cleantech companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This press release contains “forward-looking statements” as defined under the U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will,” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to materially differ from the Fund’s historical experience and its present expectations or projections indicated in any forward-looking statement. These risks include, but are not limited to, changes in economic and political conditions, regulatory and legal changes, technology and cleantech industry risk, valuation risk, non-diversification risk, interest rate risk, tax risk, and other risks discussed in the Fund’s filings with the SEC. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Fund undertakes no obligation to publicly update or revise any forward-looking statements made herein. There is no assurance that the Fund’s investment objectives will be attained. We acknowledge that, notwithstanding the foregoing, the safe harbor for forward-looking statements under the Private Securities Litigation Reform Act of 1995 does not apply to investment companies such as us.

Contact:

Phil Mosakowski
Firsthand Capital Management, Inc.
(408) 624-9526
vc@firsthandtvf.com